International Electronics, Inc.

427 Turnpike Street

Canton, MA 02021

December 2, 2005

Securities and Exchange Commission

Washington, D. C. 20549

Filed Through EDGAR

RE:	International Electronics, Inc.
Form 10-KSB for Fiscal Year Ended August 31, 2004
Forms 10-QSB for Fiscal Quarters Ended November 30, 2004, February 28, 2005 and May 31, 2005
File No. 000-16305

Gentlemen:

This letter is in response to your letter of August 3, 2005. Our responses below are keyed to your comments in that letter.

1.	We are preparing to file the Form 10-KSB/A as you have previously requested with the revised Certification as requested. The entire Form 10-KSB/A as revised will be filed.

2.	We have added the word “effective” which was inadvertently omitted from the second sentence.

The only change to the 10-KSB/A from the 10-KSB for the fiscal year ended August 31, 2004 will be the change in Section 8A, the change in Exhibit 31.1 and the dating of the Form and the certifications. There will also be an Explanatory Note which appears before Business.

If you have any questions, please get in touch with me. If you reply, please copy our general counsel Peter Myerson, Cohan Rasnick Myerson, LLP, One State Street, Boston, MA 02109. Mr. Myerson’s fax number is (617) 227-1780. Mr. Myerson’s

e-mail address is ppmyerson@aol.com.

Very truly yours,

International Electronics, Inc.

By:	/s/ JOHN WALDSTEIN
John Waldstein, President